

April 13, 2015

Via E-mail
Mr. Kevin M. Casey
Casey Capital, LLC
108 Route 39 North
Sherman, CT 06784

> **Re: Essex Rental Corp.**
> **Soliciting Materials on Schedule 14A filed by Casey Capital, LLC,**
> **KC Gamma Opportunity Fund, LP and Kevin M. Casey**
> **Filed April 6, 2015 and April 13, 2015**
> **File No. 001-34601**

Dear Mr. Casey:

We have reviewed the above-referenced filings and have the following comments.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.   In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties or directly or indirectly making charges concerning improper conduct by other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

   • "… the Board views the Company as its own insular private entity, rather than a public company accountable to stockholders."

   • "… their priority is to maintain their positions on the Board so that they can continue to extract unreasonable compensation and fees from Essex."

2.   Disclosure in Exhibit 99.7 to the Schedule 13D/A filed April 9, 2015 indicates that Kevin M. Casey, Casey Capital, LLC, and KC Gamma Opportunity Fund, LP "are nominating Mr. Kevin M. Casey, Mr. Christopher Kinslow and Mr. John A. Oliva as nominees for election as directors to the Board of Directors the Company at the Company's 2015

Annual Meeting of Stockholders." In your next filing of soliciting material pursuant to Rule 14a-12, identify Mr. Kinslow and Mr. Oliva as participants in the solicitation and describe their direct or indirect interests, by security holdings or otherwise. See Rule 14a-12(a)(1)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        F. Mark Reuter, Esq.
        Keating Muething and Klekamp PLL